UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 FORM 10SB12G/A
                                (Amendment No. 1)

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                  SMALL BUSINESS ISSUERS Under section 12(b) or
                   (g) of the Securities Exchange Act of 1934

                        Commission File Number: 000-31735

                            CAL ALTA AUTO GLASS, INC.
                 (Name of small business issuer in its charter)

                                NEVADA 88-0448809
                 (States of other jurisdiction (I.R.S. Employer
              of incorporation or organization) Identification No.)

          # 8 3927 Edmonton Trail N.E., Calgary, Alberta Canada T2E6T1
               (Address of principal executive offices) (Zip Code)

                     Issuers telephone number (403) 291-7020

                  Securities registered under Section 12(b) of
                               the Exchange Act:

    Title of each class              Name of each exchange on which registered
    to be so registered                     each class is to be registered

                  N/A                                              N/A

                   Securities registered under Section 12 (g)
                              of the Exchange Act:

                     Common stock, par value $.001 per share
                                (Title of class)

                                (Title of class)

                   At December 31, 2004, the aggregate market
                      value of the voting stock held by non
                       affiliates is undeterminable and is
                              considered to be $ 0.

(ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

                                 Not applicable




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




                   (APPLICABLE ONLY TO CORPORATE REGISTRANTS)

                            As of December 31, 2004,
                               the registrants had
                              10,595,000 shares of
                             common stock issued and
                                  outstanding.

                       DOCUMENTS INCORPORATED BY REFERENCE

     List hereunder the following documents if incorporated by reference and the part of the form 10-KSB (e.g., part I, part II, etc.) into which the document is incorporated: (1) Any annual report to security holders; (2) any proxy or other information statement; and (3) Any prospectus filed pursuant to rule 424 (b) or (c ) under the Securities Act of 1933: None





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                            CAL ALTA AUTO GLASS, INC.

                                   FORM 10 SB

                                TABLE OF CONTENTS

                                                                         PAGE
                                     PART I


ITEM     1.       Description of Business   . . . . . . . . . . . . .  4
ITEM     2.       Managements Discussion and Analysis or
                            Pan of Operation . . . . . . . . . . . . . 8
ITEM     3.       Description of Property . . . . . . . . . . . . .    15
ITEM     4.       Security Ownership of Certain Beneficial
                        Owners and Management  . . . . . . . . .       16
ITEM     5.       Directors, Executive Officers, Promoters
                         and Control Persons . . . . . . . . . . . . . 16
ITEM     6.       Executive Compensation  . . . . . . . . . . . . .    18
ITEM     7.       Certain Relationships and Related Transactions  .    18
ITEM     8.       Description of Securities. . . . . . . . . . .       20

                                     PART II

ITEM     1.       Market Price of and Dividends on Registrants
                         Common Equity and Other Shareholder Matters . 21
ITEM     2.       Legal Proceedings  . . . . . . . . . . . . . . . .   23
ITEM     3.       Changes in and Disagreements with Accountants .      23
ITEM     4.       Recent Sales of Unregistered Securities  . . . .     23
ITEM     5.       Indemnification of Directors and Officers  . . .     24

                                   PART F / S

Financial Statements . . . . . . . . . . . . . . . . . . . . . . . .   26-40

                                    PART III

ITEM     1.       Index to Exhibits . . . . . . . . . . . . . . .      41
ITEM     2.       Description of Exhibits . . . . . . . . . . . .      41
Signatures . . . . . . . . . . . . . . . . . . . . . . . . . . . .     S - 1




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                                  FORM 10 SB12G

                                     PART I

ITEM     1.       Description of Business

     Cal Alta Auto Glass, Inc., (the Company) formerly International Sports Marketing Group, Inc., was incorporated October 14, 1999. It had been incorporated to originally market a specialized piece of sporting equipment named the "sports stick". However due to insufficient funding this was not possible.

     Cal Alta Auto Glass, Ltd., of Canada was incorporated October 9, 1986, under the laws of Alberta, Canada B.C., to operate businesses in the auto glass industry. In late 1997, Cal Alta Auto Glass divested of all of its auto glass operating assets to Pro Glass Industries, Inc., a Calgary, Alberta Company with common ownership.

     Pro Glass Technologies traded as a public entity starting in the fourth quarter of 2001. However, due to market conditions at the time, the Company was not able to implement its full business model which called for an auto glass distribution arm and an auto glass warranty operation. Therefore management decided it would be in the best interest of the shareholders to make the auto glass operation of Pro Glass Technologies, Inc., private again, while merging the parent company with another entity that could provide value to its shareholders.

     Therefore, on September 10, 2002, Pro Glass Technologies, Inc. entered into an Agreement and Plan of Reorganization by and between the Company and MicroSignal Corporation, a Pennsylvania corporation, whereby Pro Glass Technologies, Inc., acquired all issued and outstanding shares of MicroSignal in exchange for the issuance of 17,051,344 shares of Pro Glass Technologies, Inc. As part of the transaction, Pro Glass Technologies, Inc., filed Articles of Merger changing its name to "MicroSignal Corporation". Also, as part of the merger Pro Glass Technologies, Inc., agreed, as part of the Reorganization Agreement, to sell back to its President, Frank Aiello, the Company's current auto glass operations. The Agreement of Purchase and Sale of Assets provides for Mr. Aiello to purchase the auto glass business in exchange for the return of a maximum of 150,000 shares of MicroSignal's common stock which was owned by Mr. Aiello. Pro Glass Technologies, Inc. entered into this Agreement to sell the auto glass operation to Mr. Aiello, because management of the newly organized entity will be devoting all its time and energy into developing the MicroSignal business. The newly reorganized entity will no longer have the personnel or expertise required to operate the auto glass business. Mr. Aiello, put the assets and liabilities of the auto glass operations directly into Cal Alta Auto Glass, Ltd., a family owned Calgary, Alberta corporation where they have been operating since.

   The assets acquired in the transaction were cash of $ 8,101, accounts receivable of $86,604, inventory of $9,598, provision for future rebates $10,997 deposits & prepaid


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

expenses of $6,084, investments in other companies of $6,000 and automotive & shop equipment $34,961.

  The liabilities acquired in the transaction were accounts payable $219,080 and long-term debt $15,160. Liabilities exceed assets by $71,895, which would account for the purchase price paid by Cal Alta Auto Glass, Ltd., using the historical costs of the items acquired.

    On November 25, 2003 the Cal Alta Auto Glass, Ltd., entered into a reverse merger pursuant to Rule 368 (a)(1)(B) of the Internal Revenue Code of 1986 as amended. Whereas, International Sports Marketing Group, Inc. acquired 100% of the common stock of Cal Alta Auto Glass, Ltd., a Canadian corporation, for 8,500,000 shares of authorized but un-issued common stock. International
Sports Marketing Group, Inc. changed its name to Cal Alta Auto Glass, Inc.
Cal Alta Auto Glass, ltd. (Canadian Co.), is the predecessor due to a reverse merger. Cal Alta Auto Glass, Inc., is a holding company.

     Due to the reverse merger, Cal Alta Auto Glass, Ltd., became the subsidiary holding company of Cal Alta Auto Glass, Inc. The underlying reason for the merger was the belief that company gain "public" status in the US, in order to obtain the ability to conduct secondary financing to implement the full business plan of Cal Alta Auto Glass, Inc.

     Cal Alta sells and installs auto glass products through two Calgary based outlets. Cal Alta Auto Glass replaces and repairs windshields of all domestic and foreign vehicles and to a lesser degree, other types of auto glass. Additionally, flat glass or non-auto related applications, such as furniture, mirrors, greenhouses, etc.

     The Company is not dependent on one or a few major clients or referrers.

     The operating subsidiary Cal Alta Auto Glass, Ltd., a Canadian corporation, will comply with Canadian and Alberta regulations. Cal Alta Auto Glass, Inc. of Nevada will be the consolidated parent holding company of the Canadian subsidiaries and will comply with US regulations. If Cal Alta Auto Glass, Inc. begins operations of glass shops in the US, the glass shops will operate in accordance with the appropriate US laws as a subsidiary of Cal Alta Auto Glass, Inc.

     Cal Alta Auto Glass, Ltd., operates from two Calgary, Alberta locations. Approximately 40% of annual sales are paid by customers' auto insurance policies with the balance being non insurance related transactions.

     It should be noted that that Cal Alta Auto Glass, Ltd, purchases approximately 45% of its glass and supplies from Westcan Autoglass, a company owned 100% by Mr. Frank Aiello, the Company's President. Mr. Aiello currently does not run any auto glass shops of his own.


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

Reports to Shareholders

      Cal Alta Auto Glass, Inc. is not a reporting company as defined by the Securities Exchange Act. If the Securities and Exchange Commission declares this registration statement effective, we will become subject to the information and reporting requirements of that act and we will file periodic reports, proxy statements and other information with the Securities and Exchange Commission. Following completion of this registration statement, we will furnish our shareholders with annual reports at their request, containing audited financial information for each fiscal year and will file quarterly reports for the first three quarters of each fiscal year containing un-audited summary financial information with the Securities and Exchange Commission. Our fiscal year ends on December 31.

Additional Information

The registration statement may be examined at, and copies of the Registration Statement may be obtained at prescribed rates from, the Public Reference Section of the Commission, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC also maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information the public companies file electronically with the Commission. Additional information regarding the operation of the public reference room may be obtained.by calling the SEC at 1-800-0330.

Subsidiaries

     Cal Alta Auto Glass, Ltd., 100% owned: operates two current locations. A 2,500 square foot shop is located at Bay #8, 3297 Edmonton Trail NW., Calgary, Alberta T2E6T1, has been open since 1986. Also, a 5,000 square foot shop is located at 9827 A Horton Road, SW Calgary, Alberta T2V2X5 has been open since 1991. Cal Alta Auto Glass, Ltd., markets, installs, replaces, and repairs windshields for all types of automobiles. The Company also deals with other types of auto glass and flat glass for non-auto related applications.


Probable Governmental Regulations on the Business

     The Company does not need any government approval for its principal products or services. Furthermore, the Company is not aware of any existing or probable governmental regulations that will have an affect on its operations.

Market

     Annual sales for the auto glass market in 2004, in the US is $2,801,000,000 according to zapdata.com. It has been estimated that the market for auto glass in Canada is about ten percent of the US market.

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

     According to the National Glass Association windshield repairs should be very good or even at a record pace this year. Also according to the National Glass Association, windshield replacement will be flat in the upcoming year. In the opinion of management Cal Alta Auto Glass should follow the trend of increased sales from replacing windshields, while a flat year for providing windshield repairs.

Marketing

     Cal Alta Auto Glass Technologies, Inc., targets its clients traditionally through print media. The standard methods of advertising include direct mail flyers and the yellow pages. Currently, the decisions pertaining to where and how the Company spends on advertising is performed by Frank Aiello, the Company's President.

Competition

     Management considers industry statistics to be consistent when comparing the US and Canada. Even though the US market is bigger it is the experience of management that the trends experienced by the auto glass industry in both countries to be parallel. According to zapdata.com the US market of auto glass installation shops is dominated by shops with less than 10 employees. Cal Alta Auto Glass, Inc. falls in this category and we consider this segment to be our competition. In excess of 85% of the auto glass operations are ma/pa type, with less than 10 employees. For our purposes Ma/pa type is also defined as auto glass operations that operate 5 or less shops and are not affiliated with larger chains. The industry has not changed significantly in applications and service over the last 25 years with the installation of auto glass techniques remaining the same.

     The Company has heavy competition in the Calgary, Alberta area. In the metropolitan Calgary area it is estimated that there are approximately 109 auto glass shops. The main Calgary competition is Crystal Glass, with 7 shops, Speedy Glass, with 5 shops, and Apple Glass, with 3 shops. The rest of the market is segregated into Company's owning only 1 or 2 shops in the greater Calgary, Alberta area.

     Management believes the Company has a good competitive position in the Calgary area. This is mostly due to the fact the Company has an exclusive right to be the only auto glass company in the direct mailers, that reach customers in the greater Calgary, Alberta area.

Research and Development

     The Company has not allocated funds for conducting research and development.

Raw Materials

     The Company does not use any raw materials. All of the products it sells are manufactured by others.

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

Patents, Trademarks, Licenses, Franchises, Concessions, Royalty Agreements or Labor Contracts

     The Company does not have any Patents, Trademarks, Licenses, Franchises, Concessions, Royalty Agreements or Labor Contracts.

Employees

     Presently, the Company has 8 employees. This consists of 6 full time and 2 part time employees. All the employees spend 100% of their time working for Cal Alta Auto Glass, Ltd. Management intends to hire additional employees in the United States and Canada only as needed and as funds are available. In such cases, compensation to management and employees will be consistent with prevailing wages for services rendered.

Facilities

     The Company has a resident agent office at 6565 Spencer Street, Las Vegas, NV 89119, Las Vegas, Nevada.

     A 2,500 square foot shop is located at Bay #8, 3297 Edmonton Trail NE, Calgary, Alberta, T2E6T1 and is rented at approximately $1,700 (US) per month from an unrelated party on a five year lease that expires in May of 2007. A 5,000 square foot shop located at 9827 A Horton Road, SW Calgary, Alberta T2V2X5 and is rented at approximately $2,665 (US) per month from an unrelated party on a five year lease that expires in December of 2006.

    In the opinion of management, the above rented shops are in excellent rental condition and adequately insured.

Legal

     The Company is not a party to any material pending legal proceedings and no such action by, or to the best of its knowledge, against the Company has been threatened.

Cautionary Statement

     This Registration Statement contains certain forward-looking statements. The Company wishes to advise readers that actual results may differ substantially from such forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by the statements, including, but not limited to, the following: the ability of the Company to meet its cash and working capital needs, the ability of the Company to successfully market its product.

ITEM     2.       Managements Discussion and Analysis or Plan of Operation

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

Overview

     Cal Alta Auto Glass, Ltd., of Canada was incorporated October 9, 1986 under the laws of Alberta, Canada B.C., to operate two auto glass outlets. In
December of 1997, the auto glass outlets were transferred to Windshield
 Superstores, Inc, another Canadian corporation, which was owned by Pro Glass Technologies, Inc. Mr. Frank Aiello, Cal Alta Auto Glass, Inc.'s president, was the majority shareholder of Pro Glass Technologies, Inc. Cal Alta Auto Glass, Ltd., acted as a management company to Pro Glass Technologies, Inc., while Pro Glass owned the auto glass stores. The business model of Pro Glass
 Technologies, Inc.., did not proceed as planned. Therefore management decided it would be in the best interest of the shareholders to make the auto glass operation of Pro Glass Technologies, Inc., private again, while merging the parent company with another entity that could provide value to its shareholders.

     Therefore, on September 10, 2002, Pro Glass Technologies, Inc. entered into an Agreement and Plan of Reorganization by and between the Company and MicroSignal Corporation, a Pennsylvania corporation, whereby Pro Glass Technologies, Inc., acquired all issued and outstanding shares of MicroSignal in exchange for the issuance of 17,051,344 shares of Pro Glass Technologies, Inc. As part of the merger Pro Glass Technologies, Inc., agreed, as part of the Reorganization Agreement, to sell back to its President, Frank Aiello, the Company's current auto glass operations. The Agreement of Purchase and Sale of Assets provides for Mr. Aiello to purchase the auto glass business in exchange for the return of a maximum of 150,000 shares of MicroSignal's common stock which was owned by Mr. Aiello, and the assumption of certain liabilities.

Therefore, in September of 2002 the Company acquired the glass shops it had previously owned and managed.

    On November 25, 2003, the Cal Alta Auto Glass, Ltd., entered into a reverse merger pursuant to Rule 368 (a)(1)(B) of the Internal Revenue Code of 1986 as amended. Whereas, International Sports Marketing Group, Inc. acquired 100% of the common stock of Cal Alta Auto Glass, Ltd., a Canadian corporation, for 8,500,000 shares of authorized but un-issued common stock. The effect on the financial statements was not significant except for approximately twenty percent dilution to the holders of Cal Alta Auto Glass, Ltd.

  International Sports Marketing Group, Inc. changed its name to Cal Alta Auto Glass, Inc. Cal Alta Auto Glass, ltd. (Canadian Co.), is the predecessor due to a reverse merger. Cal Alta Auto Glass, Inc., is a holding company.

     Due to the reverse merger, Cal Alta Auto Glass, Ltd., became the subsidiary holding company of Cal Alta Auto Glass, Inc. The underlying reason for the merger was the belief that company gain "public" status in the US, in order to obtain the ability to conduct secondary financing to implement the full business plan of Cal Alta Auto Glass, Inc.

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

     For the year ended December 31, 2004 the Company had sales of $842,809 compared to $771,583 for the same period ended December 31, 2003 with net operating income of $16,369 compared with a net operating loss of $88,522 for the same period respectively. The $71,226 increase in revenues for year 2004 compared to 2003, can be attributed largely to the difference in the exchange rate of Canadian to US dollars for the respective periods of the income statements. In Canadian dollars, the Company had revenues of $1,097,378 for the year ended December 31, 2004 compared to revenues of $1,071,110 for the year ended December 31, 2003. However, due to decreasing exchange rates from 1.388 for the year ended December 31, 2003 to 1.32 for the year ended December 31, 2004, there was an increase in revenues of $44,958 due to this exchange rate difference when comparing the two years. Cost of goods sold dropped as a percentage of sales by approximately 8%. Management attributes the decrease in glass and moldings from increased discounts from their supplier Westcan Auto Glass Supplies, which is owned 100% by Frank Aiello, the Company's president. Also, contributing to the increased net income was an $18,327 decrease in advertising costs when comparing 2004 to 2003. Accounting fees were up approximately 80%, or $6,373 due to the Company organizing its books in preparation of writing a registration statement. There was a $9,020 decrease in wages and employee benefits. This can be attributed to shops assistant manager taking a leave of absence for several months. Other than the above mentioned accounts, general and administrative costs were very comparable when compared on a year to year basis.


                            Income Statement Summary
                                   December 31

                                                     2004                  2003

Revenues                                             $ 842,809        $ 771,583

Total Operating Costs                                  826,440          860,105

Income (Loss) from Operations                           16,369          (88,522)

Net Income / (Loss)                                     16,369         (102,719)

     There are seasonal impacts on the Company's operation; however, the timing of the impact is hard to pin down but it has to due with the amount of snowfall the Calgary area receives. The more snowfall received in the area, the more rock and gravel which is applied to the roadways. This induces more damage to the windshields of vehicles due to the increased amount of gravel on the road.

    The Company is not aware of any other trends, uncertainties, or events that have affected or will affect the Company's operations.

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    The Company is not aware of any significant elements of income or loss that do not arise from continuing operations.

     There are no expected significant changes in the amount of employees.

      There are no planned material commitments for any capital expenditures.

     As of December 31, 2004, in liquid assets the Company has ($30,539) in cash and $274,798 in accounts and loans receivable. This is compared with $11,407 in cash and $237,306 in accounts and loans receivable as of December 31, 2003. The Company has not yet secured any outside funding, or offerings in case external financing is necessary. However, the Company feels its current position would be able to fund the Company for at least 12 months if the Company had no revenues. However, in managements' opinion this is highly unlikely. This is due to the loans and accounts receivable being very liquid.


                              Balance Sheet Summary
                                   December 31

                                                                       2004 2003

Total Current Assets .........................           57,772           94,689

Property (net) ...............................           14,555           17,002

Total Assets .................................          311,976          310,328

Current Liabilities ..........................          217,509          242,121

Total Liabilities ............................          373,552          242,121

Total Stockholders Equity ....................           94,467           68,207

Total Liabilities and
Stockholders Equity ..........................          468,019          310,328

     The Company's current capital was provided by the founders of the Company from operations or through incurring debt. Management believes that the Company's cash requirement can be satisfied from current operations.

     In the event that outside funding is necessary, the Company will investigate the possibility of interim financing, either debt or equity, to provide capital. Although management has not made any arrangements, the Company would consider private funding or the private placement of its securities and/or a private offering. Any outstanding funding will be procured by the parent holding company, Cal Alta Auto Glass, Inc., if the Company were to experience a substantial delay in its ability to

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secure public financing from the sale of its
securities or from private lenders. Management does not feel the Company as a going concern would be seriously jeopardized.

     All of the present lines offered by the Company have an established customer base. Management would consider additional products and services that would fit their customer profile, but are manufactured by others.

     The Company maintains a minimal inventory with a wholesale value of approximately $1,245. The Company operates on a Just In Time inventory system where parts are ordered on an as needed basis. Just In Time inventory systems are common in the auto glass industry. This is due to the fact that there are hundreds of different types of glass due to car manufactures, but also due to the ever changing body styles. A Just In Time inventory system does not affect the Company in any material aspect.

Recent Accounting Pronouncements

     In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"),"Consolidation of Variable Interest Entities, an interpretation of ARB No. 51," as revised, A Variable Interest Entity ("VIE") is an entity with insufficient equity investment or in which the equity investors lack some of the characteristics of a controlling financial interest. Pursuant to FIN 46, an enterprise that absorbs a majority of the expected losses of the variable interest entity must consolidate the VIE. The full adoption of FIN 46 in fiscal 2004 did not have a material effect on our financial position and results of operations.

        In April 2003, the FASB issued SFAS No. 149 "Amendment of Statement 133 on Derivative Instruments and Hedging Activities", which amends and clarifies the accounting guidance on certain derivative instruments and hedging activities. SFAS 149 is generally effective for contracts entered into or modified after June 30, 2003 and hedging relationships designated after June 30, 2003. The adoption of this statement did not impact the Company's financial position, results of operations, or cash flows.

 In November 2004, the FASB issued Statement of Financial Accounting Standards
(SFAS) No. 151 "Inventory Costs." This statement amends Accounting Research Bulletin No. 43, Chapter 4, "Inventory Pricing" and removes the "so abnormal" criterion that under certain circumstances could have led to the capitalization of these items. SFAS No. 151 requires that idle facility expense, excess spoilage, double freight and re-handling costs be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal." SFAS 151 also requires that allocation of fixed production overhead expenses to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for all fiscal years beginning after June 15, 2005. We do not believe there will be a significant impact as a result of adopting this Statement.

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         In December 2004, the FASB issued SFAS No. 123(R), "Accounting for
Stock-Based Compensation" ("SFAS No. 123(R)"). SFAS No. 123(R) establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123(R) requires that the fair value of such equity instruments be recognized as an expense in the historical financial statements as services are performed. Prior to SFAS No. 123(R), only certain pro forma disclosures of fair value were required. The provisions of this Statement are effective for the first interim reporting period that begins after June 15, 2005. If our company had included the cost of employee stock option compensation in our financial statements it would not have had a material effect on out net income (loss) for the years ended December 31, 2004 and 2003.

         On December 16, 2004, the FASB issued SFAS No. 153, "Exchange of Non-monetary Assets", an amendment of Accounting Principles Board ("APB") Opinion No. 29, which differed from the International Accounting Standards Board's ("IASB") method of accounting for exchanges of similar productive assets. Statement No. 153 replaces the exception from fair value measurement in APB No. 29, with a general exception from fair value measurement for exchanges of non-monetary assets that do not have commercial substance. The Statement is to be applied prospectively and is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. We do not believe that SFAS No. 153 will have a material impact on our results of operations or cash flows.

Inflation

     In the opinion of management, inflation will not have a material effect on the operations of the Company.

Quarterly Trends

     The auto glass industry in cold climates is very cyclical. Business volume approximately doubles in the spring and summer compared to fall and winter. Consumers are putting off repairing cracks and chips that occurred in the icy conditions of winter when gravel is applied to roadways. The consumers tend to wait until the winter thaws out so roads can be cleared of the gravel so they do not have to bring in their vehicles multiple times during the winter months.

Liquidity and Capital Resources

     As of December 31, 2004, in liquid assets the Company has ($30,539) in cash and $274,798 in accounts and loans receivable. This is compared with $11,407 in cash and $237,806 in accounts and loans receivable as of December 31, 2003. The Company has not yet secured any outside funding, or offerings in case external financing is necessary. However, the Company feels its current position would be able to fund the Company for at least 12 months if the Company had no revenues.
However, in managements' opinion this is highly unlikely. This is due to the loans and accounts receivable being very liquid.

   The $274,798 in accounts and loans receivable are comprised of $233,935 in related party loans and $40,863 stemming from accounts and loans receivable. The accounts receivable which are approximately $32,000 are primarily made up of balances due from insurance companies. The $233,935 related party note is due from FAA Enterprises. FAA Enterprises is owned entirely by Frank Aiello, the Company's president. There are no formal loan agreements between the Company and Mr. Aiello or any due dates. Mr. Aiello, intends to repay the loans through the Company that owes the receivables. FAA Enterprises has the financial means to repay the note.

     For the year ended December 31, 2004 the Company had revenues of $842,809 compared to $741,583 for the year ended December 31, 2003.

     For the year ended December 31, 2004 the Company provided cash from operations in the amount of $22,551 compared to cash provided from operations of $111,973 for the same period the year before. Contributing to the decrease in cash provided from operations when comparing the last two years is that in 2004, the Company paid accounts payable by $87,493, while in the prior year accounts payable increased by $21,775. Also, contributing to the decrease in cash provided from operations when comparing the last two years is that in 2004, the Company increasing accounts payable to a related party of $36,494, while in the prior year accounts payable to this related party increased by $91,732. Another factor contributing to the decrease in cash provided from operations when comparing the last two years is that in 2004, the Company using cash of $320 on investments, while in the prior year providing cash from investments of $160,811. It should be noted that the Company's bank overdraft did increase $30,539, when comparing 2004 to 2003. Cash flows from investing activities were minimal. The Company used cash in financing activities to related parties. When comparing 2004 to 2003 the Company used $37,581 compared to $110,093.

Critical Accounting Policies

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make a number of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Such estimates and assumptions affect the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, we evaluate estimates and assumptions based upon historical experience and various other factors and circumstances. We believe our estimates and assumptions are reasonable in the circumstances; however, actual results may differ from these estimates under different future conditions.

We believe that the estimates and assumptions that are most important to the portrayal of our financial condition and results of operations, in that they require our most difficult, subjective or complex judgments, form the basis for the accounting policies deemed to be most critical to us. These critical accounting policies relate to accounts receivable, bad debts and loans receivable. We believe estimates and assumptions related to these critical accounting policies are appropriate under the circumstances; however, should future events or occurrences result in unanticipated consequences, there could be a material impact on our future financial conditions or results of operations.

Controls and Procedures

     Prior to the filing of our first Form 10-SB following the effectiveness of this Form 10-SB, our management, including the chief executive officer, president and chief financial officer, intends to complete an evaluation of the effectiveness of the design, maintenance and operation of our disclosure controls and procedures and to implement any corrective actions. We intend to maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities an Exchange Commission's rules and forms, and that such information is accumulated and communicated to our management, including its chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure based closely on the definition of "disclosure controls and procedures" in Rule 13a-15(e).

     In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

ITEM     3.       Description of Property

     The Company has a resident agent office at 6565 Spencer Street, Las Vegas, NV 89119, Las Vegas, Nevada.

     A 2,500 square foot shop is located at Bay #8, 3297 Edmonton Trail NE, Calgary, Alberta, T2E6T1 and is rented at approximately $1,700 (US) per month from an unrelated party on a five year lease that expires in May of 2007. A 5,000 square foot shop located at 9827 A Horton Road, SW Calgary, Alberta T2V2X5 and is rented at approximately $2,665 (US) per month from an unrelated party on a five year lease that expires in Liabilities exceed assets by $71,895, which would account for the purchase price paid b y Cal Alta Auto Glass, Ltd., using the historical costs of the items acquired. December of 2006.

    In the opinion of management, the above rented shops are in excellent rental condition and adequately insured.

     The Company keeps approximately $620 in inventory on hand in each Cal Alta Auto Glass location. There are work bays, however; there are no garages for the customers to keep their vehicles.

ITEM     4.       Security Ownership of Certain Beneficial Owners and Management

     The following table sets forth information, to the best of the Company's knowledge, as of April 30, 2005, with respect to each person known by the Company to own beneficially more than 5% of the outstanding Common Stock, each director and all directors and officers as a group.

         Name and                                                       Amount
         Address                    Position          Owned             Percent

Frank Aiello                        President         7,000,000              66%
88 Arbor Glen Close NW
Calgary, Alberta T3G3Y7

Denise Aiello(1)                    Sec/Director      1,000,000               9%
88 Arbor Glen Close NW
Calgary, Alberta T3G3Y7

Mason Graf(2)                       Director            250,000             2.5%
3129 Tacker Drive
Kelowna, B.C. V1Z1X6
             -----------------------------------------------------------------
Management as a group                                 8,250,000              78%

         Based on 10,595,000 shares outstanding as of 4-30-2005

(1) Mrs. Aiello is the wife of Frank Aiello the Company's President and mother of Mason Graf a Director of the Company. (2) Mr. Graf is the son of Frank Aiello the Company's President and Denise Aiello the Company's Secretary.


ITEM 5.  Directors, Executive Officers, Promoters, Control Persons and Directors

         Name and
         Address                                     Age            Position

Frank Aiello                                       51         President/Director
88 Arbor Glen Close NW
Calgary, Alberta T3G3Y7

Denise Aiello                                      41         Secretary/Director

88 Arbor Glen Close NW
Calgary, Alberta T3G3Y7

Mason Graf                                         24         Director
3129 Tacker Drive
Kelowna, B.C. V1Z1X6


The directors are elected to serve for one year, or until the next annual meeting, or until their successors are duly qualified. The officers are appointed by the directors of the Company.


         Frank Aiello
         88 Arbor Glen Close NW
         Calgary, Alberta T3G3Y7                             President/Director

Mr. Aiello, 51, has been the Owner and President of FAA Enterprise Ltd., a private corporation (holding company) since 1995 to present. FAA Enterprise Ltd., is a holding Company for investments Mr. Aiello makes in his own personal interest. Since 1986, Mr. Aiello has also been the President of Cal Alta Auto Glass, Ltd. a Canadian corporation that owns and operates two automobile glass replacement and repair locations in Calgary, Alberta. Currently Mr. Aiello is the President of Cal Alta Auto Glass, Inc.

         Denise Aiello
         88 Arbor Glen Close NW
         Calgary, Alberta T3G3Y7                             Secretary/Director

Mrs. Aiello, 41, has had a very limited role for the last several years in Cal Alta Auto Glass, Ltd. Mrs. Aiello's primary role has been assisting Mr. Aiello, when needed in decision making for the Canadian company, due to it being family held prior to the reverse merger in November 2003.

         Mason Graf
         3129 Tacker Drive
         Kelowna, B.C. V1Z1X6                                          Director

Mr. Graf, 24, has been an assistant manager of the auto glass shops for the last 2 years, prior to this he was an auto glass installer for the company. Mr. Graf, has spent the last seven years learning the auto glass industry at the Company's locations.

Conflicts of Interest

         We do not have any procedures in place to address conflicts of interest that may arise in our directors and officers between our business and their other business activities. Currently, no known conflicts exist.

ITEM     6.       Executive Compensation


Officer and directors received the following compensation for the years ended December 31, 2002, December 31, 2003 and December 31, 2004..

Frank Aiello. Mr. Aiello is the President of the Company. He has donated his services for the year. Mr. Aiello owns directly 66% of the Company.

Denise Aiello. Mrs. Aiello is the Secretary of the Company. She has very limited role and has donated her services for the year.
Mrs. Aiello owns directly 9% of the Company.

Mason Graf. Mr. Graf is a Director of the Company. Mr. Graf has donated his time as a director. However, for his services at the auto glass shops Mr. Graf received the following wages for the last three years.

Directors will receive $1,000 per year paid by Cal Alta Auto Glass, Inc., payable in stock, paid quarterly, plus expenses for attending meetings once the company becomes a reporting entity.

The following table shows the amount of all compensation earned for services in all capacities to the Company for the last three fiscal years for the executive officers as of December 31, 2004.

                                                                     Restricted
                                                                          Stock
Name                                   Year       Salary       Bonus      Awards


Frank Aiello, President                 2004     $     0           0           0
Director                                2003           0           0           0
                                        2002           0           0           0

Denise Aiello, Secretary                2004           0           0           0
Director                                2003           0           0           0
                                        2002           0           0           0

Mason Graf, Director                    2004      11,065           0           0
                                        2003      16,655           0           0
                                        2002      12,167           0           0


ITEM     7.       Certain Relationships and Related Transactions

On September 10, 2002, Pro Glass Technologies, Inc., (Frank Aiello, the Company's president was a controlling shareholder) entered into an Agreement and Plan of Reorganization by and between the Company and MicroSignal Corporation, a Pennsylvania corporation, whereby Pro Glass Technologies, Inc., acquired all issued and outstanding shares of MicroSignal in exchange for the issuance of 17,051,344 shares of Pro Glass Technologies, Inc. As part of the transaction, Pro Glass Technologies, Inc., filed Articles of Merger changing its name to "MicroSignal Corporation". Also, as part of the merger Pro Glass Technologies, Inc., agreed, as part of the Reorganization Agreement, to sell back to its President, Frank Aiello, the Company's current auto glass operations. The Agreement of Purchase and Sale of Assets provides for Mr. Aiello to purchase the auto glass business in exchange for the return of a maximum of 150,000 shares of MicroSignal's common stock which was owned by Mr. Aiello. Pro Glass Technologies, Inc. entered into this Agreement to sell the auto glass operation to Mr. Aiello, because management of the newly organized entity will be devoting all its time and energy into developing the MicroSignal business. The newly reorganized entity will no longer have the personnel or expertise required to operate the auto glass business. Mr. Aiello, put the assets and liabilities of the auto glass operations directly into Cal Alta Auto Glass, Ltd., a family owned Calgary, Alberta Corporation where they have been operating since.

   The assets acquired in the transaction were cash of $ 8,101, accounts receivable of $86,604, inventory of $9,598, provision for future rebates $10,997 deposits & prepaid expenses of $6,084, investments in other companies of $6,000 and automotive & shop equipment $34,961.

  The liabilities acquired in the transaction were accounts payable $219,080 and long-term debt $15,160. Liabilities exceed assets by $71,895, which would account for the purchase price paid by Cal Alta Auto Glass, Ltd., using the historical costs of the items acquired.

     Mr. Aiello, Mrs. Aiello and Mr. Graf received their shares as a result of the business combination.

     It should be noted that that Cal Alta Auto Glass, Ltd, purchases approximately 45% of its glass and supplies from Westcan Autoglass, a company owned 100% by Mr. Frank Aiello, the Company's President. Mr. Aiello currently does not run any auto glass shops of his own.

    The Company owes Westcan Autoglass Supplies (a related party) $137,804 and $98,364 as of December 31, 2004 and 2003, respectively.

    Westcan Autoglass Supplies, supplies approximately 45% of the Company's auto glass supplies and its accounts payable arose from this relationship. For the year ended December 31, 2004, the payable to Westcan Autoglass Supplies increased $39,440. For the year ended December 31, 2004, Cal Alta purchased $151,322, in auto glass and moldings from Westcan Autoglass Supplies. This amount includes $1,245, in auto glass held in inventory as of December 31, 2004. For the year ended December 31, 2003,

Cal Alta purchased $130,063, in auto glass and moldings from Westcan Autoglass Supplies. This amount includes $11,664, in auto glass held in inventory as of December 31, 2003.

FAA Enterprises and Westcan Autoglass Supplies are owned 100% by Frank Aiello, the Company's president. As of December 31, 2004 no interest or repayment schedule had been determined for the receivable or payable.

FAA Enterprises (a related party) owes the Company loans receivable of $233,935 and $193,320 as of December 31, 2004 and 2003, respectively. For the year ended December 31, 2004, the payable to FAA Enterprises increased $40,615. This loan stems from FAA Enterprises being the private investment company of the company president Frank Aiello. Mr. Aiello deemed the business model of the Company to be imperative upon having a glass supplier in which the Company could purchase glass at wholesale prices. FAA Enterprises invested this capital in Westcan Autoglass to create a glass distribution operation, whereas Cal Alta now receives wholesale pricing.

There are no formal loan agreements between the Company and Mr. Aiello or any due dates. Mr. Aiello, intends to repay the loans through the Company that owes the receivables. FAA Enterprises has the financial means to repay the note.


ITEM     8.       Description of Securities

Common Stock

     The Company is authorized to issue 25,000,000 shares of Common Stock, par value $.001 per share, of which 10,595,000 shares were issued and outstanding as of December 31, 2003 and 2004 respectively..

     All shares of Common Stock have equal rights and privileges with respect to voting, liquidation and dividend rights. All shares of Common Stock entitle the holder thereof to (i) one non-cumulative vote for each share held of record on all matters submitted to a vote of the stockholders; (ii) to participate equally and to receive any and all such dividends as may be declared by the Board of Directors out of funds legally available therefore; and (iii) to participate pro rata in any distribution of assets available for distribution upon liquidation of the Company. Stockholders of the Company have no preemptive rights to acquire additional shares of Common Stock or any other securities. The Common Stock is not subject to redemption and carries no subscription or conversion rights. All outstanding shares of Common Stock are fully paid and non-assessable. There are no provisions in Cal Alta Auto Glass, Inc.'s, charter or bylaws that would prevent, delay or defer a change in control.


                                     PART II

ITEM     1.       Market Price of and Dividends on the Registrants Common
Equities
                         and Other Shareholder Matters

     The Company's shares have never traded, and there exists no public trading market for the shares. The Company has approximately thirty-one (31) shareholders, including officers, directors, and control persons, The Company has never paid a dividend, nor does it intent to do so in the foreseeable future. There are no restrictions on the power of the Board of Directors to declare and pay dividends.

     No securities are currently being offered for sale, nor are there outstanding any options, rights, warrants to purchase, or securities convertible into, the common equity of the Registrant.

     Prior to the filing of this registration statement, no shares of the Company's Common Stock have been registered with the Securities and Exchange Commission (the Commission) or any state securities agency of authority. The Company's Common Stock is eligible to be traded on the NASD OTC Bulletin Board upon the filing of this Form 10SB12G and the clearings and comments thereto by the Commission. However, even upon clearing of comments by Commission, there is no assurance that the Company's application to the NASD Bulletin Board will be successful

     The ability of an individual shareholder to trade their shares in a particular state may be subject to various rules and regulations of that state. A number of states require that an issuers securities be registered in their state or appropriately exempted from registration before the securities are permitted to trade in that state. Presently, the Company has no plans to register its securities in any particular state. Further, most likely the Company's shares will be subject to the provisions of Section 15(g) and Rule 15g-9 of the Securities Exchange Act of 1934, as amended (the Exchange Act), commonly referred to as the penny stock rule. Section 15(g) sets forth certain requirements for transactions in penny stocks and rule 15g-9(d)(1) incorporates the definition of penny stock as that used in Rule 3a51-1 of the d that used in Rule 3a51-1 of the Exchange Act.

     The Commission generally defines penny stock to be any equity security that has a market price less than $5.00 per share, subject to certain exception. Rule 3a51-1 provides that any equity security is considered to be a penny stock unless that security is: registered and traded on a national securities exchange meeting specified criteria set by the Commission; authorized for quotation on the NASDAQ stock Market; issued by a registered investment company; excluded from the definition on the basis of price (at least $5.00 per share) or the issuers net tangible assets; or exempted from the definition by the Commission. If the Company's shares are deemed to be a penny stock, trading in the shares will be subject to additional sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors, generally persons with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse.

     For transactions covered by these rules, broker-dealers must make a special suitability determination for the purchase of such security and must have received the purchasers written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the first transaction, of a risk disclosure document relating to the penny stock market. A broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information for the penny stocks held in the account and information on the limited market in penny stocks. Consequently, these rules may restrict the ability of broker-dealers to trade and/or maintain a market in the Company's Common Stock and may affect the ability of shareholders to sell their shares.

     As of December 31, 2004 there were approximately 31 holders respectfully of record of the Company's Common Stock. Because the Company does not presently trade, no trading history is presented herein.

          The shares of International Sports Marketing Group, Inc., (the acquired due to the reverse merger) were all issued for cash at $.01per share in October of 1999. The shares were issued to the following: #1 3GC-Ltd (50,000), #2 Carole Arnold(25,000), Atlantic Pacific Guarantee Group, LTD (115,000), Paul Branagan (25,000), Robert Bryson (100,000) Coleman Capital Corp. (150,000), Corporate Capital Formation (200,000), Sharon Barger (100,000) Amy Barnes (50,000), Bradley Grieco (70,000), Gary Grieco (100,000), Jeff Grieco (30,000),
Rebecca Grieco (30,000), Nelson Barger (90,000)New Century Resources & Technology, Ltd. (70,000), Connie Ross (20,000), Michael Smith (50,000), Cynthia Taylor (85,000), Erika Barger (50,000), Marilyn Cuskaden (75,000), Michele Grega (50,000), Edith Grega (50,000), Ann Amand (50,000), Jimmie Gibb (210,000), Roi
Stone (75,000), James Barger (175,000) These shares were issued pursuant to
4(2).

     In November 2003, 8,500,000 shares of common stock of International Sports Marketing Group, Inc., (the former name of the Company, in conjunction with the merger on November 25, 2003, it was agreed that the Company would change its name to Cal Alta Auto Glass, Inc.) were issued for the recapitalization in exchange for all the issued and outstanding shares of Cal Alta Auto Glass, Ltd., of Canada. The shares were issued as follows, Frank Aiello 7,000,000, Denise Aiello 1,000,000, Mason Graf 250,000 and Jessie Graf 250,000. All these certificates bear a restrictive 144 legend.

     As of April 30, 2005, the Company has issued and outstanding 10,595,000 shares of common stock.

     Of the Company's total shares outstanding 2,345,000 shares may be sold, transferred or otherwise traded in the public market, should one develop, unless held by an affiliate or controlling shareholder of the Company. Of these 2,345,000shares, the Company has identified no shares a being held by affiliates of the Company.

     Of the 8,250,000 restricted common shares 8,250,000 shares considered restricted securities are held presently by affiliates and/or controlling shareholders of the Company. These shares may be sold pursuant to Rule 144, subject to the volume and other limitations set forth under Rule 144. In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted shares of the Company for at least one year, including any person who may be deemed to be an affiliate of the Company (as the term affiliate is defined under the Act), is entitled to sell, within any three-month period, an amount of shares that does not exceed the greater of (i) the average weekly trading volume in the Company's Common Stock, as reported through the automated quotation system of a registered securities association, during the four calendar weeks preceding such sale or
(ii) 1% of the shares then outstanding. A person who is not deemed to be an affiliate of the Company and has not been an affiliate for the most recent three months, and who has held restricted shares for a least two years would be entitled to sell such shares without regard to the resale limitations of Rule 144.

     Generally, the shares of restricted stock may not be sold or otherwise transferred unless first registered under the Act or unless there is an appropriate exemption from registration available.

Dividend Policy

     The Company has not declared or paid cash dividends or made distributions in the past, and the Company does not anticipate that it will pay cash dividends or make distributions in the foreseeable future. The Company currently intends to retain and invest future earnings to finance its operations.

ITEM     2.       Legal Proceedings

     There are presently no material pending legal proceedings to which the Company or any of its subsidiaries in a party or to which any of its property is subject and, to the best of its knowledge, no such actions against the Company are contemplated or threatened.

ITEM     3.       Changes in and Disagreements with Accountants

     There have been no changes in or disagreements with accountants.


ITEM     4.       Recent Sales of Unregistered Securities

     On November 25, 2003, the Company issued 8,500,000 shares of common stock for the recapitalization in exchange for all the issued and outstanding shares of Cal Alta Auto Glass, Ltd., of Canada. The shares were issued as follows, Frank Aiello 7,000,000, Denise Aiello 1,000,000, Mason Graf 250,000 and Jessie Graf 250,000. All these certificates bear a restrictive 144 legend.

     As of December 31, 2004 the Company has issued and outstanding 10,595,000 shares of common stock.

ITEM     5.       Indemnification of Directors and Officers

     As permitted by the provisions of the Nevada Revised Statutes (the NRS), the Company has the power to indemnify any person made a party to an action, suit or proceeding by reason of the fact that they are or were a director, officer, employee or agent of the Company, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with any such action, suit or proceeding if they acted in good faith and in a manner which they reasonably believed to be in, or not opposed to, the best interest of the Company and, in any criminal action or proceeding, they had no reasonable cause to believe their conduct was unlawful. Termination of any action, suit or proceeding by judgement, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which they reasonably believed to be in or not opposed to the best interests of the Company, and, in any criminal action or proceeding, they had no reasonable cause to believe their conduct was unlawful.

     The Company must indemnify a director, officer, employee or agent of the Company who is successful, on the merits or otherwise, in the defense of any action, suit or proceeding, or in defense of any claim, issue, or matter in the proceeding, to which they are a party because they are or were a director, officer employee or agent of the Company against expenses actually and reasonably incurred by them in connection with the defense.

     The Company may provide to pay the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding as the expenses are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that they are not entitled to be indemnified by the Company.

     The NRS also permits a corporation to purchase and maintain liability insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise for any liability asserted against them and liability and expenses incurred by them in their capacity as a director, officer, employee or agent, or arising out of their status as such, whether or not the Company has the authority to indemnify them against such liability and expenses. Presently, the Company does not carry such insurance.

Disclosure of Commissions Position of Indemnification for Security Act
 Liabilities

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of Cal Alta Auto Glass, Inc. pursuant to the Articles of Incorporation, or otherwise, Cal Alta Auto Glass, Inc. has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Transfer Agent

     The Company has acted as its own transfer agent. However, the Company intends to enlist the services of others to perform this task in the next 30 -60 days.





Accountants and Attorneys

         Accountants

         Armando C. Ibarra, CPA
         371 E Street
         Chula Vista, CA 91910
         United States

         Attorneys

         Michael C. Dunkley
         Ste. 11 1915 32nd Ave.
         Calgary Alberta, Canada T2E7C8

                                   PART F / S

The Company's financial statements for the fiscal year ended December 31, 2004 and 2003 have been examined to the extent indicated in their reports by Armando
C. Ibarra, independent certified public accountants, and have been prepared in accordance with generally accepted accounting principles and pursuant to Regulation S-B as promulgated by the Securities and Exchange Commission and are included herein in response to Item 15 of this Form 10-SB.

To the Board of Directors of
Cal-Alta Auto Glass, Inc.
(Formerly International Sports Marketing Group, Inc.)


             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying consolidated balance sheets of Cal-Alta Auto Glass, Inc. as of December 31, 2004 and 2003, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the twelve months then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United Stated). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the twelve months then ended, in conformity with US generally accepted accounting principles.



----------------------------
Armando C. Ibarra, CPA

Chula Vista, Ca.
March 4, 2005

                   CAL-ALTA AUTO GLASS, INC.
                Consolidated Balance Sheets
                                                       As of          As of
                                                     December 31,  December 31,
                                                        2004           2003
ASSETS
Current Assets
Cash                                           $                 -    $  11,407
Accounts receivable                                         32,256       35,976
Earned discounts receivable- (a related party)              10,458       22,787
Inventory                                                    1,245       11,664
Loan receivables                                             8,607        8,010
Prepaid expenses                                             5,206        4,845
Total Current Assets                                        57,772       94,689
Net Property & Equipment                                    14,555       17,002
Other Assets
Investment in other companies                                4,980        4,634
Loan receivable - (a related party)                        233,935      193,320
Deposit                                                        734          683
Total Other Assets                                         239,649      198,637
TOTAL ASSETS                                             $ 311,976    $ 310,328
LIABILITIES & STOCKHOLDERS' EQUITY
Current Liabilities
Accounts payable                                         $  41,408    $ 135,963
Accounts payable- (a related party)                        137,804       98,364
Bank overdraft                                              30,539            -
GST payable                                                  7,758        7,794
Total Current Liabilities                                  217,509      242,121
Long-term Liabilities
Common stock, ($0.001 par value, 25,000,000 shares
authorized; 10,595,000 shares issued and outstanding
as of and December 31, 2004 and 2003.
2001, respectively.)                                        10,595       10,595
Additional paid-in capital                                 (10,395)     (10,395)
Retained earnings (deficit)                                 92,455       76,086
Foreign currency translation adjustment                      1,812       (8,079)
Total Stockholders' Equity                                  94,467       68,207
TOTAL LIABILITIES
& STOCKHOLDERS' EQUITY                                   $ 311,976    $ 310,328

                  CAL-ALTA AUTO GLASS, INC.
            Consolidated Statements of Operations
                                                For the Twelve   For the Twelve
                                                 Months Ended      Months Ended
                                                   December 31,     December 31,
                                                     2004               2003
Revenues
Income                                             $   842,809      $   771,583
Total Revenues                                         842,809          771,583
Costs of Sales
Glass & moldings                                       212,803          279,956
Glass & moldings - (a related party)                   160,496          129,185
Sub. contractors                                        34,357           27,913
Total Costs of Sales                                   407,656          437,054
Gross Profit                                           435,153          334,529
Operating Costs
Depreciation & amortization                              3,437            5,128
Advertising                                            165,204          172,379
Salaries & wages                                        92,747           95,567
General & administrative expenses                      157,396          149,977
Total Operating Costs                                  418,784          423,051
Net Operating Income / (Loss)                           16,369          (88,522)
Other Income (Expenses)
Interest expense                                             -               (4)
Other expenses                                               -          (14,193)
Total Other Income (Expenses)                                -          (14,197)
NET INCOME (LOSS)                                  $    16,369      $  (102,719)
BASIC EARNING (LOSS) PER SHARE                     $      0.00      $     (0.01)
WEIGHTED AVERAGE NUMBER OF
COMMON SHARES OUTSTANDING                           10,595,000        8,674,583

            CAL-ALTA AUTO GLASS, INC.
   Consolidated Statements of Changes in Stockholders' Equity
             As of December 31, 2004
                                                        Common           Common
                                                        Shares           Stock
                                                                         Amount
Balance, December 31, 2002                             8,500,000      $    8,500

Common stock issued on November 25,
2003 for recapitalization                              2,095,000           2,095

Foreign currency translation adjustment                        -               -

Operating loss December 31, 2003                               -               -

Balance, December 31, 2003                            10,595,000          10,595

Foreign currency translation adjustment                        -               -

Operating income December 31, 2004                             -               -

Balance, December 31, 2004                            10,595,000      $   10,595




                                           Additional     Retained       Total
                                            Paid-In       Earnings
                                            Capital       (Deficit)
Balance, December 31, 2002                  $  (8,300)   $ 178,805      179,005

Common stock issued on November 25,
2003 for recapitalization                      (2,095)           -            -

Foreign currency translation adjustment             -            -       (8,079)

Operating loss December 31, 2003                    -     (102,719)    (102,719)

Balance, December 31, 2003                    (10,395)      76,086       68,207

Foreign currency translation adjustment             -            -        9,891

Operating income December 31, 2004                  -       16,369       16,369

Balance, December 31, 2004                  $ (10,395)   $  92,455    $  94,467

                  CAL-ALTA AUTO GLASS, INC.
            Consolidated Statements of Cash Flows
                                                 For the Twelve   For the Twelve
                                                  Months Ended     Months Ended
                                                   December 31,     December 31,
                                                       2004             2003
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)                                       $  16,369     $(102,719)
Depreciation &
amortization expense                                        3,437         5,128
Adjustments to reconcile net
loss to net cash
used in operating activities:
(Increase) decrease in
accounts receivable                                         3,442        74,383
(Increase) decrease in
notes receivable                                             (552)       (1,338)
(Increase) decrease in
inventory                                                   9,641        (1,947)
(Increase) decrease in
prepaid expenses                                             (334)         (809)
(Increase) decrease in
investments                                                  (320)      160,811
(Increase) decrease in
other assets                                                  (47)         (114)
(Increase) decrease in
provision for earned discounts                             11,408         5,235
Increase (decrease) in
accounts payable                                          (87,493)       21,775
Increase (decrease) in
accounts payable- ( a related party)                       36,494        91,732
Increase (decrease) in
bank overdraft                                             30,539             -
Increase (decrease) in
taxes payable                                                 (33)        2,118
Increase (decrease) in
notes payable                                                   -      (142,282)
Net cash provided (used)
by operating activities                                    22,551       111,973
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property & equipment                          (990)            -
Net cash provided (used) by investing activities             (990)        3,657
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from notes
receivable - (a related party)                            (37,581)     (110,093)
Net cash provided (used)
by financing activities                                   (37,581)     (110,093)
Effect of exchange rate
changes on cash                                             4,613         1,084
Net increase (decrease) in cash                           (11,407)        6,621
Cash at beginning of period                                11,407         4,786
Cash at end of period                         $                 -     $  11,407
Supplemental cash flows disclosures:
Cash paid during year
for interest                                  $                 -     $       4
Cash paid during year
for income taxes                              $             $                 -
Supplemental Schedule
of Non-Cash Activities:
Common stock issued
for services                                  $             $                 -
Loss on impairment
of assets                                     $             $                 -

                                         CAL-ALTA AUTO GLASS, INC.
                 Notes to the Consolidated Financial Statements
                             As of December 31, 2004







NOTE  1.  OPERATIONS AND DESCRIPTION OF BUSINESS

Organization

Cal Alta Auto Glass, Inc., (the Company) formerly International Sports Marketing Group, Inc., was incorporated October 14, 1999. Cal
Alta Auto Glass, Ltd., of Canada was incorporated under the laws of Alberta, Canada B.C., to operate businesses in the auto glass industry.

In late 1997, Cal Alta Auto Glass, Ltd. divested of most of its operating assets to Pro Glass Industries, Inc., a Calgary, Alberta company with common ownership. Pro Glass Technologies traded as a public entity starting in the fourth quarter of 2001. However, due to market conditions at the time, Pro Glas was not able to implement its full business model which called for an auto glass distribution arm and an auto glass warranty operation. Therefore management decided it would be in the best interest of the shareholders to make the auto glass operation of Pro Glass Technologies, Inc., private again, while merging the parent company with another entity that could provide value to its shareholders.

However, on September 10, 2002, Pro Glass Technologies, Inc. entered into an Agreement and Plan of Reorganization by and between the Company and MicroSignal Corporation, a Pennsylvania corporation, whereby Pro Glass Technologies, Inc., acquired all issued and outstanding shares of MicroSignal in exchange for the issuance of 17,051,344 shares of Pro Glass Technologies, Inc. As part of the merger Pro Glass Technologies, Inc., agreed, as part of the Reorganization Agreement, to sell back to its President, Frank Aiello, the Company's current auto glass operations. The Agreement of Purchase and Sale of Assets provides for Mr. Aiello to purchase the auto glass business in exchange for the return of a maximum of 150,000 shares of the Company's common stock which was owned by Mr. Aiello and for assuming liabilities pertaining to the auto glass company. The transaction was accounted for at its historical costs.

The assets acquired in the transaction were cash of $ 8,101, accounts receivable of $86,604, inventory of $9,598, provision for future rebates $10,997 deposits & prepaid expenses of $6,084, investments in other companies of $6,000 and automotive & shop equipment $34,961.

 The liabilities acquired in the transaction were accounts payable $219,080 and long-term debt $15,160. Liabilities exceed assets by $71,895, which would account for the purchase

On November 25, 2003 the Company entered into a reverse merger pursuant to Rule 368 (a)(1)(B) of the Internal Revenue Code of 1986 as amended. Whereas, International Sports Marketing Group, Inc. acquired 100% of the common stock of Cal Alta Auto Glass, Ltd., a Canadian corporation, for 8,500,000 shares common stock. International Sports Marketing Group, Inc. changed its name to Cal Alta Auto Glass, Inc. Cal Alta Auto Glass, Ltd.
(Canadian Co.), is the predecessor due to a reverse merger. Cal Alta Auto Glass, Inc., is a holding company.

Due to the reverse merger, Cal Alta Auto Glass, Ltd., became the subsidiary holding company of Cal Alta Auto Glass, Inc. The underlying reason for the merger was the belief that company gain "public" status in the US, in order to obtain the ability to conduct secondary financing to implement the full business plan of Cal Alta Auto Glass, Inc.

Cal Alta sells and installs auto glass products through two Calgary based outlets. Cal Alta Auto Glass replaces and repairs windshields of all domestic and foreign vehicles and to a lesser degree, other types of auto glass. Additionally, flat glass for non-auto related applications such as furniture, mirrors, greenhouses, etc., is also sold.

The operating subsidiary will comply with Canadian and Alberta regulations. Cal Alta Auto Glass, Inc. of Nevada will be the consolidated parent holding company of the Canadian subsidiaries and will comply with US regulations. If Cal Alta Auto Glass, Inc. begins operations of glass shops in the US, the glass shops will operate in accordance with the appropriate US laws as a subsidiary of Cal Alta Auto Glass, Inc. Cal Alta Auto Glass, Ltd., operates from two Calgary, Alberta locations. Approximately 40% of annual sales are paid by customers' auto insurance policies with the balance being non insurance related transactions.


NOTE  2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.  Basis of Accounting

The Company policy is to use the accrual method of accounting and to prepare and present financial statements in accordance with generally accepted accounting principles.

b.  Basic Earnings per Share

In February 1997, the FASB issued SFAS No. 128, "Earnings Per Share", which specifies the computation, presentation and disclosure requirements for earnings
(loss) per share for entities with publicly held common stock. SFAS No. 128 supersedes the provisions of APB No. 15, and requires the presentation of basic earnings (loss) per share and diluted earnings (loss) per share. Basic net loss per share amounts is computed by dividing the net loss by the weighted average number of common shares outstanding. Diluted earnings per share are the same as basic earnings per share due to the lack of dilutive items in the Company.

c.  Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company considers all investments with a maturity of three months or less to be cash equivalents.

d.  Consolidation

The accompanying financial statements include the accounts of the Company (Cal Alta Auto Glass, Inc., US Corp.) and its subsidiary (Cal Alta Ltd., Can.
Corp). Significant intercompany accounts and transactions have been eliminated in consolidation.

e.  Inventory

Inventory is stated at the lower of cost (first-in, first-out) or net realizable value, and consists of auto windshields and related materials. The Company's inventory is very consistent and not material. As of December 31, 2004 and 2004 the Company had inventory of $1,245 and $11,664, respectively.


NOTE  2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

f.  Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. In accordance with FASB 16 all adjustments are normal and recurring.


g.  Property and Equipment/ Depreciation

Property and equipment are recorded at cost. Minor additions renewals are expensed in the year incurred. Major additions and renewals are capitalized and depreciated over their estimated useful lives. Depreciation and amortization is calculated using straight-line and accelerated methods for income tax purposes (five years for vehicles and equipment, and seven years for office furniture). Total depreciation for the twelve months ended December 31, 2004 and 2003 was $3,437 and $5,128, respectively.

h.  Revenue Recognition

The Company recognizes revenue from windshield repairs and replacements when the following conditions exist. o Persuasive evidence of an arrangement exists, o Delivery has occurred or services have been rendered, o The seller's price to the buyer is fixed or determinable,
         and
o        Collectibility is reasonably assured.

i.   Income Taxes

Income taxes are provided in accordance with Statement of Financial Accounting Standards No. 109 (SFAS 109), Accounting for Income Taxes. A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss carryfowards. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities.





NOTE  2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

j.   Earned Discounts Receivable

Earned discounts receivable represent amounts due back to the Company from its suppliers for discounts earned from purchasing certain quantities of inventory in a year. As of December 31, 2004, the Company is owed $10,458 from Westcan Auto Glass, a related party see note 9.

k.   GST Payable

GST payable represents sales taxes that are owed by the Canadian operations to the local governments. As of December 31, 2004, the Company owes $7,758 in GST payable.

NOTE 3.   GOING CONCERN

The Company's financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The Company's management intends to raise additional operating funds through operations, and debt or equity offerings. Management has yet to decide what type of offering the Company will use or how much capital the Company will raise. There is no guarantee that the Company will be able to raise any capital through any type of offerings.

NOTE 4.   ACCOUNTS RECEIVABLE-TRADE

Accounts receivable-trade consists of the following:

                                  December 31, 2004      December 31, 2003

Accounts receivable                         $32,256         $35,976
Allowance for doubtful accounts                0               0
                                     -------------------------------------------
Total                                        $32,256         $35,976
                                     ===========================================

Management considers accounts receivable as of December 31, 2004 to be fully collectible.

NOTE 5.  OPERATING LEASES

The Company leases two locations under an operating lease that expires on December 1, 2006 and April 30, 2007. Rent expense for the twelve months December 31, 2004 and 2003 was $60,986 and $60,009, respectively. The Company also leases a vehicle under operating lease expiring through July 2008. Lease expenses for the vehicle for the twelve months ended December 31, 2004 and 2003 and was $5,736 and $7,648, respectively. At December 31, 2004, minimum annual rental commitments under the property non-cancelable lease were as follows:

 NOTE 5.  OPERATING LEASES (CONTINUED)


                             Period Ending
                                 2005                  $ 69,064
                                 2006                  $ 69,064
                                 2007                  $ 24,732


NOTE 6.  PROPERTY & EQUIPMENT

Components of property and equipment include the following as of :

                                      December 31, 2004       December 31, 2003


Office Equipment                                      $ 23,240         $ 21,628
Automobile                                                 938              873
                                    -------------------------------------------
                                    -------------------------------------------
Total Office Equip. & Automobile                        24,178           22,501
Accumulated Depreciation                                (9,623)          (5,499)
                                    -------------------------------------------
                                                     --------------------------
Net Property and Equipment                            $ 14,555         $ 17,002
                                    ===========================================

NOTE 7.  INVESTMENT IN OTHER COMPANIES

The investment in other companies represents 7,500 shares of Preferred Stock in Triad industries, Inc. Triad Industries, Inc., trades on the OTC-BB under the symbol "TDII". The investment is recorded at it's historical cost.

NOTE 8.  INCOME TAXES

Net operating losses expire twenty years from the date the loss was incurred for US tax purposes. No portion of the valuation allowance will be allocated to reduce goodwill or other noncurrent intangible asset of an acquired entity. There are no temporary differences or carryforward tax effects that would significantly effect the Companies deferred tax asset.

At December 31, 2004 the Company has no operating and capital losses carryfoward for US tax purposes.

Utilization of the net operating losses and credit carryforwards may be subject to a substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986. The annual limitation may result in the expiration of net operating losses and credits before utilization. None of the valuation allowance recognized was allocated to reduce goodwill or other noncurrent intangible assets of an acquired entity or directly to contributed capital.



NOTE 8.  INCOME TAXES (CONTINUED)

However, at December 31, 2004, the Company has operating and capital losses carryfoward for Canadian tax purposes, through its subsidiary Cal Alta Auto Glass, LTD.

..The tax benefits resulting for the purposes have been estimated as follows:



                                                             December 31, 2004


Beg. Retained Earnings                                                 $ 76,086
Net Income (Loss) for Year ended 12/31/04                                16,369
                                                     --------------------------
                                                     --------------------------
Ending Retained Earnings                                               $ 92,455

Gross income tax benefit                                               $ 43,122
Valuation allowance                                                     (43,122)
                                                     --------------------------
                                                     --------------------------
Net income tax benefit                                      $                 -
                                                     ==========================


Utilization of the net operating losses and credit carryforwards may be subject to a substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986. The annual limitation may result in the expiration of net operating losses and credits before utilization. None of the valuation allowance recognized was allocated to reduce goodwill or other noncurrent intangible assets of an acquired entity or directly to contributed capital.

The net operating loss expires ten years from the date the loss was incurred for Canadian tax purposes. The current net operating loss carry forwards of Cal Alta Auto Glass, Ltd., expire on December 31, 2010 for Canadian tax purposes. No portion of the valuation allowance will be allocated to reduce goodwill or other noncurrent intangible asset of an acquired entity. There are no temporary differences or carryforward tax effects that would significantly effect the Companies deferred tax asset.

Income tax returns are reported to Canada and United States as required by the regulatory agencies.

NOTE 9.  SCHEDULE OF RETAINED EARNINGS

Beginning Retained Earnings                                             178,805
2003 Net Operating Loss                                                (102,719)
2004 Net Operating Income                                                16,369
                                                              -----------------
                                                              -----------------
Ending Retained Earnings                                              $  92,455
                                                              =================

As of December 31, 2004, the Company has a a retained earnings of approximately $92,455.


NOTE 10.  RELATED PARTY TRANSACTIONS

  On September 10, 2002, Pro Glass Technologies, Inc., (Frank Aiello, the Company's president was a controlling shareholder) entered into an Agreement and Plan of Reorganization by and between the Company and MicroSignal Corporation, a Pennsylvania corporation, whereby Pro Glass Technologies, Inc., acquired all issued and outstanding shares of MicroSignal in exchange for the issuance of 17,051,344 shares of Pro Glass Technologies, Inc. As part of the transaction, Pro Glass Technologies, Inc., filed Articles of Merger changing its name to "MicroSignal Corporation". Also, as part of the merger Pro Glass Technologies, Inc., agreed, as part of the Reorganization Agreement, to sell back to its President, Frank Aiello, the Company's current auto glass operations. The Agreement of Purchase and Sale of Assets provides for Mr. Aiello to purchase the auto glass business in exchange for the return of a maximum of 150,000 shares of MicroSignal's common stock which was owned by Mr. Aiello. Pro Glass Technologies, Inc. entered into this Agreement to sell the auto glass operation to Mr. Aiello, because management of the newly organized entity will be devoting all its time and energy into developing the MicroSignal business. The newly reorganized entity will no longer have the personnel or expertise required to operate the auto glass business. Mr. Aiello, put the assets and liabilities of the auto glass operations directly into Cal Alta Auto Glass, Ltd., a family owned Calgary, Alberta Corporation where they have been operating since.

   The assets acquired in the transaction were cash of $ 8,101, accounts receivable of $86,604, inventory of $9,598, provision for future rebates $10,997 deposits & prepaid expenses of $6,084, investments in other companies of $6,000 and automotive & shop equipment $34,961.

  The liabilities acquired in the transaction were accounts payable $219,080 and long-term debt $15,160. Liabilities exceed assets by $71,895, which would account for the purchase price paid by Cal Alta Auto Glass, Ltd., using the historical costs of the items acquired.

         It should be noted that that Cal Alta Auto Glass, Ltd, purchases approximately 45% of its glass and supplies from Westcan Autoglass, a company owned 100% by Mr. Frank Aiello, the Company's President. Mr. Aiello currently does not run any auto glass shops of his own.

The Company owes Westcan Autoglass Supplies (a related party) $137,804 and $98,364 as of December 31, 2004 and 2003, respectively.

Westcan Autoglass Supplies, supplies approximately 45% of the Company's auto glass supplies and its accounts payable arose from this relationship. For the year ended December 31, 2004, the payable to Westcan Autoglass Supplies increased $39,440. For the year ended December 31, 2004, Cal Alta purchased $151,322, in auto glass and moldings from Westcan Autoglass Supplies. This amount includes $1,245, in auto glass held in inventory as of December 31, 2004. For the year ended December 31, 2003, Cal Alta purchased $130,063, in auto glass and moldings from Westcan Autoglass Supplies. This amount includes $11,664, in auto glass held in inventory as of December 31, 2003.

FAA Enterprises and Westcan Autoglass Supplies are owned 100% by Frank Aiello, the Company's president. As of December 31, 2004 no interest or repayment schedule had been determined for the receivable or payable.

FAA Enterprises (a related party) owes the Company loans receivable of $233,935 and $193,320 as of December 31, 2004 and 2003, respectively. For the year ended December 31, 2004, the payable to FAA Enterprises increased $40,615. This loan stems from FAA Enterprises being the private investment company of the company president Frank Aiello. Mr. Aiello deemed the business model of the Company to be imperative upon having a glass supplier in which the Company could purchase glass at wholesale prices. FAA Enterprises invested this capital in Westcan Autoglass to create a glass distribution operation, whereas Cal Alta now receives wholesale pricing.

There are no formal loan agreements between the Company and Mr. Aiello or any due dates. Mr. Aiello, intends to repay the loans through the Company that owes the receivables. FAA Enterprises has the financial means to repay the note.

NOTE 11.  FOREIGN CURRENCY TRANSLATION

Accounting for Cal Alta Auto Glass, Inc. is conducted in Canadian currency. As per our audit we convert figures on a period basis in accordance with FASB # 52. The functional currency is in Canadian. The Companies balance sheets as of December 31, 2004 and 2003 were translated at their period ended rate of $1.20480 and $1.29460, respectively. Statements of operations and cash flows were reported on the weighted average for the twelve months ended December 31, 2004 and 2003 as required by FASB # 52. The weighted average for the twelve months ended December 31, 2004 and 2003 where $1.30205 and $1.38820, respectively.


NOTE  12.  COMMON  STOCK

Transactions, other than employees' stock issuance, are in accordance with paragraph 8 of SFAS 123. Thus issuances shall be accounted for based on the fair value of the consideration received. Transactions with employees' stock issuance are in accordance with paragraphs (16-44) of SFAS

123. These issuances shall be accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, or whichever is more readily determinable.

As of December 31, 2002 there were 8,500,000 shares of common stock outstanding.

On November 25, 2003 the Company issued 2,095,000 shares of common stock in a recapitalization.

As of December 31, 2004 there were 10,595,000 shares of common stock outstanding.


NOTE 13.  STOCKHOLDERS' EQUITY

The stockholders' equity section of the Company contains the following classes of capital stock as of December 31, 2004:

Common stock, $ 0.001 par value: 25,000,000 shares authorized; 10,595,000 shares issued and outstanding.

                                                     PART III

ITEM     1.       Index to Exhibits

The following exhibits are filed with this Registration Statement.

Exhibit Number                 Exhibit Name

2.1 Acquisition Agreement between Pro Glass Technologies, Inc. and Microsignal, Inc.
         Filed by reference on September 24, 2004 under NanoSignal Corporation FKA MicroSignal Corporation.
2.2      Acquisition Agreement between Cal Alta Auto Glass, Ltd. and
         International    Sports Marketing Group, Inc.
3.1      Articles of Incorporation of US Co.
3.2      By-Laws of Registrant filed US Co
3.3      Amendment to Articles for Name Change
3.4      Cal Alta Auto Glass, Ltd.  Articles of Incorporation Canada
21.1     Cal Alta Auto Glass, Ltd., subsidiary
23.1     Consent of Armando C. Ibarra, CPA
23.2     Consent of Michael C. Dunkley, Attorney
99.1     Certification of Frank Aiello
99.2     Certification of Denise Aiello

                                   SIGNATURES

     In accordance with Section 12 of the Securities and Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly organized.



                                                 CAL ALTA AUTO GLASS, INC.




Date:  March 22, 2005                                    By:/s/ Frank Aiello
                                                         -------------------
                                                                Frank Aiello
                                                                   President

Date:  March 22, 2005                                   By:/s/ Denise Aiello
                                                        --------------------
                                                               Denise Aiello
                                                                   Secretary